Exhibit 99.1
E-House Reports Fourth Quarter and Full Year 2009 Results and Declares Cash Dividend
Fourth Quarter 2009 Revenues Grew 201% Year-Over-Year;
Fourth Quarter 2009 Net Income Attributable to Shareholders Grew 372% Year-Over-Year
Company declares cash dividend of $0.25 per ADS
SHANGHAI, China, March 9, 2010 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2009.
In October 2009, the Company’s subsidiary, China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) completed its initial public offering (the “IPO”) and acquisition of SINA Corporation’s (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an entity that had operated SINA’s online real estate business. Unless otherwise specified, the financial results presented in this release incorporate those of COHT’s operations since the date of the acquisition.
Fourth Quarter 2009 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold increased 137% year-on-year and reached 3.7 million square meters. Total value of new properties sold increased 154% year-on-year and reached $4.0 billion.

•	Total revenues increased 201% year-on-year and reached $117.1 million, including $13.8 million contributed by COHT. The remaining revenues increased 165% year-on-year and reached $103.3 million.

•
Net income increased 541% year-on-year and reached $55.4 million. Non-GAAP net income[1] increased 297% year-on-year and reached $43.0 million. Non-GAAP net income includes $5.8 million attributable to COHT, while the remaining non-GAAP net income increased 244% and reached $37.2 million.

•
Net income attributable to E-House shareholders increased 372% year-on-year and reached $39.0 million, or $0.49 per diluted ADS. Non-GAAP net income attributable to E-House shareholders[1] increased 226% year-on-year and reached $34.1 million, or $0.42 per diluted ADS.

Full Year 2009 Financial and Operating Highlights
•	Total GFA of new properties sold increased 170% from 2008 and reached 11.1 million square meters. Total value of new properties sold increased 184% from 2008 and reached $12.7 billion.

•	Total revenues increased 94% from 2008 and reached $299.5 million, including $13.8 million contributed by COHT. The remaining revenues increased 85% from 2008 and reached $285.7 million.

•
Net income increased 197% from 2008 and reached $117.4 million. Non-GAAP net income increased 147% from 2008 and reached $111.6 million. Non-GAAP net income includes $5.8 million attributable to COHT, while the remaining non-GAAP net income increased 135% and reached $105.8 million.

[1]
Non-GAAP net income and non-GAAP net income attributable to E-House shareholders in this press release exclude share-based compensation expense, amortization of intangible assets resulting from business acquisitions, gain from settlement of pre-existing relationship resulting from business acquisition and income from investment in affiliates. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

•
Net income attributable to E-House shareholders increased 153% from 2008 and reached $100.3 million, or $1.25 per diluted ADS. Non-GAAP net income attributable to E-House shareholders increased 126% from 2008 and reached $102.0 million, or $1.26 per diluted ADS.

“2009 was a banner year for E-House, during which we reached many milestones,” said Mr. Xin Zhou, E-House’s executive chairman. “We sold 11 million square meters of new properties, a record in our company’s history. We completed both the IPO of our subsidiary, CRIC, on NASDAQ, and its merger with SINA’s online real estate business. Our secondary brokerage business became profitable for the first time. Our fund management unit realized attractive returns for its investors and completed fund raising of a new RMB500 million domestic fund.”
Mr. Zhou added, “Our track record clearly demonstrates that, as the leader of the real estate services sector in China, E-House is now at a new level in terms of overall strength and is well positioned to benefit from the long-term growth of the Chinese economy and the real estate industry. We believe that the Chinese economy and the real estate industry will maintain stability in 2010 without major turmoil, which will provide a favorable condition for all of our business segments. We are confident in our ability to continue our growth in 2010.”
Mr. Gordon Jianjun Zang, E-House’s acting chief executive officer, added, “In 2009, our primary real estate agency business experienced the strongest growth in our history. This validated our successful strategy of building our project pipeline during the industry’s downturns and converting the pipeline into growth during the industry’s rebounds. We will continue with this proven strategy in 2010 regardless of the market conditions. Also during 2009, we expanded or formed new strategic partnerships with leading developers. In addition to our existing relationships with Evergrande, Vanke and Neo-China, we have formed new partnerships with Star River, COFCO, Jingrui, Luneng, and Glorious Property. Taking advantage of the continuing trend toward outsourcing by leading developers, we are confident in establishing new strategic partnerships in 2010, which will provide us with a solid foundation for sustainable growth.”
Financial Results for the Fourth Quarter and Full Year 2009
Revenues
Fourth quarter total revenues were $117.1 million, an increase of 201% from $39.0 million for the same quarter of 2008. Full-year 2009 total revenues were $299.5 million, an increase of 94% from $154.5 million for 2008.
Primary Real Estate Agency Services
Fourth quarter revenues from primary real estate agency services were $65.2 million, an increase of 212% from $20.9 million for the same quarter of 2008. This increase was mainly due to a 137% increase in total GFA of new properties sold, a 154% increase in total transaction value of new properties sold and an average commission rate of 1.6% in the fourth quarter of 2009, compared to 1.3% for the same quarter in 2008. (See “Selected Operating Data” below for more details on total GFA and total transaction value of new properties sold.) Full-year 2009 revenues from primary real estate agency services were $183.2 million, an increase of 101% from $91.2 million for 2008. Total GFA and transaction value of new properties sold increased by 170% and 184%, respectively, for the full year of 2009 compared to 2008, partially offset by a lower average commission rate of 1.4% compared to 2.0% for 2008.

Secondary Real Estate Brokerage Services
Fourth quarter revenues from secondary real estate brokerage services were $13.7 million, an increase of 225% from $4.2 million for the same quarter of 2008. Full-year 2009 revenues from secondary real estate brokerage services were $28.4 million, an increase of 136% from $12.1 million for 2008. These increases were mainly due to higher total secondary real estate transaction volume under improved market conditions, despite a decrease in the total number of secondary real estate brokerage stores E-House operated from 115 as of December 31, 2008 to 109 as of December 31, 2009.
Revenues from CRIC
CRIC, a subsidiary of E-House, provides real estate information, consulting, advertising and online services in China. Fourth quarter revenues from CRIC were $38.0 million, an increase of 179% from $13.6 million for the same quarter of 2008. Without the revenues contributed by COHT, revenues from CRIC were $24.1 million for the fourth quarter of 2009, an increase of 77% from $13.6 million for the same quarter in 2008. Full-year 2009 revenues from CRIC were $86.9 million, an increase of 73% from $50.3 million for 2008. Without revenues contributed by COHT, revenues from CRIC were $73.1 million for the full year of 2009, an increase of 45% from $50.3 million for 2008.
The increases in fourth quarter and full-year 2009 revenues from CRIC were attributable to increases in revenues from CRIC’s real estate information and consulting services and advertising services, as well as the acquisition of COHT. The increase in revenues from real estate information and consulting services were primarily due to further expansion of the coverage and marketing of the CRIC database as well as higher consulting revenues resulting from increased numbers of consulting clients and projects in 2009. The increase in revenues from real estate advertising services were attributable to wider acceptance and brand recognition of CRIC’s advertising design service and the launch of advertising resale service in 2009 by making wholesale purchases of advertising spaces in print and other media in Shanghai and reselling them to developer clients. CRIC completed its acquisition of COHT concurrently with its IPO in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009. COHT generates revenues through operating a real estate Internet business in China that provides region-specific real estate news and information, property data and access to online communities via local websites.
Cost of Revenues
Fourth quarter cost of revenues was $28.5 million, an increase of 173% from $10.4 million for the same quarter of 2008. Fourth quarter cost of revenue includes $4.9 million attributable to COHT, while the remaining cost of revenues was $23.6 million, an increase of 126% from $10.4 million for the same quarter of 2008. Full-year 2009 cost of revenues was $70.3 million, an increase of 121% from $31.9 million for 2008. Full-year 2009 cost of revenue includes $4.9 million attributable to COHT, while the remaining cost of revenues was $65.4 million for the full year of 2009, an increase of 105% from $31.9 million for 2008. These increases were mainly due to higher salaries and commissions paid to the Company’s sales staff as a result of higher transaction volume and value of new properties sold and a higher agency fee paid for signing new primary real estate projects. The expansion of real estate advertising services also contributed to the increase in cost of revenues in the fourth quarter due to additional cost of purchasing advertising spaces for resale.
Selling, General and Administrative (“SG&A”) Expenses
Fourth quarter SG&A expenses were $52.7 million, an increase of 138% from $22.2 million for the same quarter of 2008. Fourth quarter SG&A expenses include $11.4 million attributable to COHT, while the remaining SG&A expenses were $41.3 million, an increase of 86% from $22.2 million for the same quarter of 2008. Full-year 2009 SG&A expenses were $125.7 million, an increase of 63% from $77.2 million for 2008. Full-year 2009 SG&A expenses include $11.4 million attributable to COHT, while the remaining SG&A expenses were $114.3 million, an increase of 48% from $77.2 million for 2008. These increases were primarily due to an increase in bonuses tied to the Company’s performance in 2009 and higher share-based compensation expense as a result of CRIC share options granted in 2009.

Gain from Settlement of Pre-existing Relationship
Prior to the acquisition of COHT, the Company had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which was contributed to COHT through a ten-year license. The Company had recorded deferred revenue of $2.4 million at the date of COHT’s inception in 2008. Upon completion of CRIC’s acquisition of COHT in October 2009, the Company recorded a gain of $2.1 million on settlement of this pre-existing relationship that equals the remaining unamortized deferred revenue.
Income from Operations
Fourth quarter income from operations was $38.0 million, an increase of 500% from $6.3 million for the same quarter of 2008. Full-year 2009 income from operations was $105.6 million, an increase of 132% from $45.4 million for 2008. Fourth quarter non-GAAP income from operations, which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain from settlement of pre-existing relationship resulting from business acquisition, was $47.1 million, an increase of 445% from $8.6 million for the fourth quarter of 2008. Fourth-quarter non-GAAP income from operations includes $4.8 million attributable to COHT, while the remaining non-GAAP income from operations was $42.3 million, an increase of 390% from $8.6 million for the fourth quarter of 2008. Full-year 2009 non-GAAP income from operations in 2009 was $121.6 million, an increase of 136% from $51.4 million for 2008. Full-year 2009 non-GAAP income from operations includes $4.8 million attributable to COHT, while the remaining non-GAAP income from operations was 116.8 million, an increase of 127% from $51.4 million for 2008.
Income from Investment in Affiliates
The Company previously held a 34% equity interest in COHT. This interest was re-measured to its fair value in connection with the acquisition of the remaining 66% equity interest in COHT in October 2009, with the excess of fair value over the carrying amount of such 34% interest recognized as a gain of $21.5 million.
Net Income
Fourth quarter net income was $55.4 million, an increase of 541% from $8.6 million for the same quarter of 2008. Full-year 2009 net income was $117.4 million, an increase of 197% from $39.5 million for 2008. Fourth quarter non-GAAP net income, which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, gain from settlement of pre-existing relationship resulting from business acquisition and income from investment in affiliates, was $43.0 million, an increase of 297% from $10.8 million for the same quarter of 2008. Fourth-quarter non-GAAP net income includes $5.8 million attributable to COHT, while the remaining non-GAAP net income was $37.2 million, an increase of 244% from $10.8 million for the fourth quarter of 2008. Full-year 2009 non-GAAP net income was $111.6 million, an increase of 147% from $45.1 million for 2008. Full year 2009 non-GAAP net income includes $5.8 million attributable to COHT, while the remaining non-GAAP net income was $105.8 million, an increase of 135% from $45.1 million for 2008.

Net Income Attributable to Non-controlling Interests
In October 2009, CRIC completed the acquisition of SINA’s 66% equity interest in COHT, increasing its interest in COHT from 34% to 100%, in exchange for issuing 47,666,667 ordinary shares to SINA upon CRIC’s IPO. Following the IPO and the acquisition of COHT, E-House remained the majority shareholder of CRIC. As of December 31, 2009, E-House held a 52.17% equity interest in CRIC. As a result, net income attributable to non-controlling interests in the fourth quarter of 2009 was $16.4 million, a significant increase from the same quarter of 2008.
Net Income Attributable to E-House Shareholders
Fourth quarter net income attributable to E-House shareholders was $39.0 million, or $0.49 per diluted ADS, an increase of 372% from $8.3 million for the same quarter of 2008. Full-year 2009 net income attributable to E-House shareholders was $100.3 million, or $1.25 per diluted ADS, an increase of 153% from $39.6 million for 2008. Non-GAAP net income attributable to E-House shareholders, which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, gain from settlement of pre-existing relationship resulting from business acquisition and income from investment in affiliates, was $34.1 million, or $0.42 per diluted ADS, an increase of 226% from $10.4 million for the same quarter of 2008. Full year 2009 non-GAAP net income attributable to E-House shareholders was $102.0 million, or $1.26 per diluted ADS, an increase of 126% from $45.2 million for 2008.
Cash Flow
As of December 31, 2009, the Company had a cash balance of $548.1 million. Fourth quarter net cash inflow from operating activities was $133.1 million. This amount was mainly attributable to net income before equity in affiliates and non-controlling interest of $33.7 million, a decrease in customer deposits of $57.3 million and an increase in accrued payroll and welfare expenses, income tax and other tax payables of $30.1 million. Fourth quarter net cash inflow from financing activities was $190.9 million, mainly attributable to the net offering proceeds of $225.6 million from CRIC’s IPO, partially offset by the payment of $37.2 million to purchase 3,033,333 ordinary shares in CRIC held by Modern Information Ltd.
Business Outlook
The Company estimates that its revenues for the first quarter of 2010 will be in the range of $69 million to $71 million, an increase of 110% to 116% over the same quarter in 2009. The Company’s revenues for the first quarter of 2010 other than revenues to be generated from the online real estate business operated by COHT are estimated to be in the range of $62 million to $63 million, an increase of 89% to 92% over the same quarter in 2009. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Declaration of Cash Dividend
E-House also announced today that its board of directors has authorized and approved the Company’s payment of a cash dividend of US$0.25 per ordinary share (US$0.25 per ADS), which represents approximately 20% of the Company’s 2009 net income per share attributable to E-House shareholders. The cash dividend will be payable on or about May 20, 2010 to shareholders of record as of the close of business on April 9, 2010. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
Commenting on the cash dividend, E-House’s executive chairman, Mr. Xin Zhou, said, “E-House has maintained strong growth momentum since its IPO in August 2007. In light of our sound financial position and strong cash flow, E-House’s board has decided to pay a cash dividend to our shareholders beginning this year. We will determine future dividend payments based on our future results of operations, cash flow and capital requirements, and as always, will continue our best efforts to enhance value to our shareholders.”

Conference Call Information
E-House’s management will host an earnings conference call on March 9, 2010 at 8.30 a.m. U.S. Eastern Standard Time (9.30 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-213-8857
Hong Kong:	+852-3002-1672
Mainland China:	10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until March 16, 2010:

International:	+1-617-801-6888
Passcode:	45898663
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 50 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information, consulting, advertising, online and investment management services. The real estate information, consulting, advertising and online services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) net income attributable to E-House shareholders excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisition, (2) net income excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisition, (3) income from operations excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain from settlement of pre-existing relationship resulting from business acquisition, and (4) net income per diluted ADS excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisition. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisition, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. As a result of the acquisition of COHT in the fourth quarter of 2009, E-House has computed its non-GAAP financial measures in this press release by excluding items that previously did not exist or were not material. A limitation of using these non-GAAP financial measures is that, while income from investment in affiliates and gain from settlement of pre-existing relationship resulting from business acquisition are non-recurring items, share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	December 31,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	225,663	548,062
Restricted cash	23,931	8,057
Marketable securities	8,096	—
Customer deposits	71,856	28,707
Unbilled accounts receivable, net	83,617	120,020
Accounts receivable, net	36,668	33,452
Properties held for sale	1,065	3,065
Advance payment for properties-current	7,718	18,360
Deferred tax assets-current	3,816	13,337
Prepaid expenses and other current assets	17,752	18,698
Amounts due from related parties	749	1,042

Total current assets	480,931	792,800
Property, plant and equipment, net	9,622	16,219
Intangible assets, net	3,433	202,695
Investment in affiliates	5,062	398
Goodwill	7,458	452,660
Deferred tax assets-non current portion	1,435	1,847
Other non-current assets	11,972	5,506

Total assets	519,913	1,472,125

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	21,947	—
Accounts payable	1,492	9,865
Accrued payroll and welfare expenses	11,629	31,420
Income tax payable	17,560	38,226
Other tax payable	6,638	12,072
Amounts due to related parties	622	1,093
Deposit payables	39,212	—
Advance from property buyers	1,166	6,587
Other current liabilities	8,406	15,885

Total current liabilities	108,672	115,148
Deferred tax liabilities	706	42,327
Other non-current liabilities	3,545	1,331

Total liabilities	112,923	158,806

Commitments and contingencies
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,769,481 and 80,145,869 shares issued and outstanding, as of December 31, 2008 and 2009, respectively	80	80
Additional paid-in capital	301,812	656,593
Retained earnings	85,296	184,749
Accumulated other comprehensive income	16,110	16,344

Total E-House shareholders’ equity	403,298	857,766
Non-controlling interest	3,692	455,553

Total equity	406,990	1,313,319

TOTAL LIABILITIES AND EQUITY	519,913	1,472,125

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2008	2009	2008	2009

Revenues:	38,953	117,089	154,487	299,538
Cost of revenues	(10,431)	(28,476)	(31,856)	(70,343)
Selling, general and administrative expenses	(22,193)	(52,749)	(77,197)	(125,721)
Gain from settlement of pre-existing relationship	—	2,101	—	2,101

Income from operations	6,329	37,965	45,434	105,575

Interest expenses	(511)	—	(2,420)	(216)
Interest income	447	465	3,063	1,039
Other income, net	1,800	474	1,381	5,344
Investment income	589	—	589	3,437

Income before taxes, equity in affiliates and non-controlling interest	8,654	38,904	48,047	115,179
Income tax expense	(157)	(5,169)	(8,713)	(19,925)

Income before equity in affiliates and non-controlling interest	8,497	33,735	39,334	95,254
Income from investment in affiliates	140	21,653	154	22,128

Net income	8,637	55,388	39,488	117,382

Net income attributable to non-controlling interest	(378)	(16,436)	88	(17,104)

Net income attributable to E-House shareholders	8,259	38,952	39,576	100,278

Earnings per share:
Basic	0.10	0.49	0.48	1.26
Diluted	0.10	0.49	0.48	1.25
Shares used in computation:
Basic	81,964,501	79,839,545	81,818,972	79,643,079
Diluted	82,054,430	81,091,061	82,110,430	80,456,210
Notes

Note	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8282 on December 31, 2009 and USD1 = RMB6.8281 for the three months ended December 31, 2009.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended December 31,		Year ended December 31,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income from operations	6,329	37,965	45,434	105,575
Share-based compensation expense	1,803	5,923	4,601	11,921
Amortization of intangible assets resulting from business acquisitions	508	5,315	1,376	6,157
Gain from settlement of pre-existing relationship	—	(2,101)	—	(2,101)

Non-GAAP income from operations[2]	8,640	47,102	51,411	121,552

GAAP net income	8,637	55,388	39,488	117,382
Share-based compensation expense	1,803	5,923	4,601	11,921
Amortization of intangible assets resulting from business acquisitions	381	5,241	1,032	5,873
Gain from settlement of pre-existing relationship	—	(2,101)	—	(2,101)
Income from investment in affiliates	—	(21,453)	—	(21,453)

Non-GAAP net income[3]	10,821	42,998	45,121	111,622

Net income attributable to E-House shareholders	8,259	38,952	39,576	100,278
Share-based compensation expense	1,803	4,188	4,601	10,186
Amortization of intangible assets resulting from business acquisitions	381	2,740	1,032	3,372
Gain from settlement of pre-existing relationship	—	(1,051)	—	(1,051)
Income from investment in affiliates	—	(10,736)	—	(10,736)

Non-GAAP net income attributable to E-House shareholders	10,443	34,093	45,209	102,049

GAAP income per ADS — basic	0.10	0.49	0.48	1.26

GAAP income per ADS — diluted	0.10	0.49	0.48	1.25

Non-GAAP income per ADS — basic	0.13	0.43	0.55	1.28

Non-GAAP income per ADS — diluted	0.13	0.42	0.55	1.26

Shares used in calculating basic GAAP /Non-GAAP income attributable to E-House shareholders per ADS	81,964,501	79,839,545	81,818,972	79,643,079

Shares used in calculating diluted GAAP / Non-GAAP income attributable to E-House shareholders per ADS	82,054,430	81,091,061	82,110,430	80,456,210

[2]	Non-GAAP income from operations includes $4,778 attributable to COHT for the fourth quarter and full year of 2009

[3]	Non-GAAP net income includes $5,764 attributable to COHT for the fourth quarter and full year of 2009.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2008	2009	2008	2009
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	1,550	3,681	4,115	11,098
Total value of new properties sold (millions of $)	1,566	3,979	4,478	12,732